UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 333-204175

RESAAS Services Inc.
(name of registrant)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT LIST

Exhibits	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2017 and 2016
99.2	Interim Consolidated Financial Statements for the Six Months Ended June 30, 2017
99.3	Certification of the Chief Executive Officer - Form 52-109FV2 Certification of Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109FV2 Certification of Interim Filings Full Certificate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC. (Registrant)

Date: October 24, 2017	By:	/s/ Cam Shippit
Cam Shippit Chief Financial Officer